Exhibit 99.1

AMENDMENT NO. 1 TO

REGISTRATION RIGHTS AGREEMENT

The Amended and Restated Registration Rights Agreement dated as of May 2, 2007 among IHS INC. and URVANOS INVESTMENTS LIMITED (the “Agreement”) is hereby amended as follows:

1. Section 2.01(a) of the Agreement is amended to read as follows:

Section 2.01.  Demand Registration.  (a) At any time on or after the date hereof, if the Company shall receive a written request by a Holder (a “Requesting Holder”) that the company effect a Demand Registration of all or a portion of such Requesting Holder’s Registrable Securities, and specifying the intended method of disposition thereof, then the Company shall promptly give written notice of such requested Demand Registration at least 20 days prior to the anticipated filing date of the registration statement relating to such demand registration to each other Holder (the “Other Holders”) and thereupon will use its best efforts to effect, as expeditiously as possible, the registration under the Securities Act of:

(i)            the Registrable Securities which the Company has been so requested to register by the Requesting Holder; and

(ii)           all other Registrable Securities which the Other Holders have requested the Company to register by written request received by the Company within 10 days after the receipt by the Other Holders of the written notice given by the Company, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered; provided that, subject to Section 2.01(d) hereof, the Company shall not be obligated to effect more than four Demand Registrations for the Holders; provided further that the Company shall not be obligated to effect a Demand Registration for any Holder unless the aggregate proceeds expected to be received from the sale of the Registrable Securities to be included in such Demand Registration, in the reasonable opinion of the Board, equals or exceeds $50,000,000; and provided further that the Company shall not, in any event, be required to effect more than one Demand Registration for all Holders pursuant to this Section 2.01(a) within any twelve month period.  In addition, the Company shall have the right to preempt any Demand Registration (including, for the avoidance of doubt, any Shelf Takedown) with a primary registration by delivering written notice (within 10 days after the Company has received from the Selling Stockholder a request for such Demand Registration) of such intention to the Selling Stockholder indicating that the Company has identified a specific business need and use for the proceeds of the sale of such securities and the Company shall use all commercially reasonable efforts to effect a primary registration within 120 days of such notice.  In the ensuing primary registration, the Holders will have such incidental registration rights as are set forth in Section 2.02 hereof.  Upon the Company’s preemption of a requested Demand Registration, such requested registration will not count as a Demand Registration.  The Company shall not be entitled to exercise this right of preemption more than one time in any 12-month period.  Notwithstanding the foregoing, in connection with any Demand Registration, the Holders shall not be permitted to request that a Shelf Registration Statement be filed.

2.             Except as specifically amended by this Amendment No. 1, the Agreement shall remain in full force and effect as originally executed.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be executed as of September 18, 2008.

IHS INC.

By:	/s/ Stephen Green
Name: Stephen Green
Title: Senior Vice President

URVANOS INVESTMENTS LIMITED

By:	/s/ Christoph v. Grolman
Name: Christoph v. Grolman
Title: Director

By:	/s/ Clifford G. Thring
Name: Clifford G. Thring
Title: Alternate Director